

December 8, 2010

Mr. Jerome Mahoney
Chief Executive Officer and Chief Financial Officer
B Green Innovations, Inc.
750 Highway 34
Matawan, NJ 07747

     Re: **B Green Innovations, Inc.**
             Form 10-K for the Fiscal Year ended December 31, 2009
             Filed March 19, 2010
             Form 10-K/A for the Fiscal Year ended December 31, 2009
             Filed November 16, 2010
             File No. 333-120490

Dear Mr. Mahoney:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Stephen Krikorian
                    Accounting Branch Chief